April 3, 2012

VIA EDGAR

Mr. Briccio Barrientos
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	American Beacon Funds (File Nos. 033-11387 and 811-04984) Post-Effective Amendment to the Registration Statement on Form N-1A

Dear Mr. Barrientos:

The following are responses to the comments that we received from you by telephone on February 2, 2012 regarding Post-Effective Amendment No. 123 to the Registration Statement on Form N-1A for the American Beacon Holland Large Cap Growth Fund, a new series of the American Beacon Funds (“Registrant” or “Fund”) that was filed with the Securities and Exchange Commission (“SEC”) on December 19, 2011.  Your comments and the Registrant’s responses are set forth below.

The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

1.
Please confirm that the contractual expense arrangement, as referred to in footnote 3 of the Expense Table under “Fees and Expenses of the Fund”, will be filed as an exhibit in the Fund’s Rule 485(b) filing.

The Registrant confirms that the contract reflecting the expense arrangements for the Fund is incorporated by reference in the Fund’s 485(b) filing to Post-Effective Amendment No. 129 to the Registrant’s Registration Statement on Form N-1A filed with the SEC on February 2, 2012.

2.
On page 3 of the Prospectus under “Principal Investment Strategies”, it is disclosed that “[t]he Fund considers large market capitalization companies to be companies that have market capitalizations similar to the market capitalizations of the companies in the Russell 1000 Index.”  Please: (a) explain what it means to have

Securities and Exchange Commission
April 3, 2012

market capitalizations that are “similar” to the market capitalizations of companies in the Russell 1000 Index; and (b) modify the definition of what the Fund considers to be a large capitalization company.  Using the market capitalization of the smallest company in the Russell 1000 Index is too low of a limit.

(a)           The Registrant has revised the disclosure under “Principal Investment Strategies” to delete the word “similar”.  The revised disclosure reads as follows:  “[t]he Fund considers large market capitalization companies to be companies that have market capitalization within the market capitalization of the companies in the Russell 1000® Index at the time of investment.”

(b)           As of December 31, 2011, the market capitalization of the companies in the Russell 1000 Index ranged from $36 million to $417.5 billion.  The Fund has adopted a policy to invest at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in the equity securities of large market capitalization companies at the time of purchase.  The Registrant discloses that it determines the eligibility of companies for investment by reference to the Russell 1000 Index at the time of purchase.  This practice has been sanctioned by the SEC and its Staff in the adopting release for Rule 35d-1 under the Investment Company Act of 1940 regarding Investment Company Names (“Adopting Release”) and the related SEC Staff guidance.

In the Adopting Release, the SEC stated in footnote 43 that: “As a general matter, an investment company may use any reasonable definition of the terms used in its name and should define the terms used in its name in discussing its investment objectives and strategies in the prospectus.”  (Investment Company Names, 1940 Act Release No. 24828 (July 27, 2004))  The SEC Staff further elaborated as to the meaning of a “reasonable definition” in “Frequently Asked Questions about Rule 35d-1.”  There, the Staff stated in its answer to Question 6: “In developing a definition of the terms ‘small-, mid-, or large-capitalization,’ registrants should consider all pertinent references, including, for example, industry indices, classifications used by mutual fund rating organizations, and definitions used in financial publications.”

The Registrant also respectfully notes that numerous other large cap mutual funds rely on the Russell 1000 Index to define the universe of large market capitalization companies.  These funds include, but are not limited to: Touchstone Large Cap Growth Fund, a series of Touchstone Strategic Trust; Multi-Manager Large Cap Fund, a series of Northern Funds; Large Cap Stock Fund, a series of Fidelity Commonwealth Trust; and William Blair Large Cap Growth Fund, a series of William Blair Funds.  The Fund has adopted a definition in accordance with SEC and Staff guidance.  Accordingly, the Registrant respectfully declines this comment.

3.	Under “Principal Investment Strategies” in the Fund Summary section, it is disclosed that the Fund may sell futures contracts, but there is no parallel futures

Securities and Exchange Commission
April 3, 2012

risk section under “Principal Risks.” Please disclose that futures risk is a principal risk, if applicable.

The Registrant has added futures contract risk disclosure under “Principal Risks.”

4.	Under “Principal Risks” in the Fund Summary section, please delete “Investment Risk” if such risk disclosure is not applicable pursuant to Form N-1A.

The Registrant confirms that the above captioned risk disclosure is required pursuant to Item 4(b)(1)(iii) under Form N-1A, which requires disclosure that an investment in a fund is not insured by the Federal Deposit Insurance Corporation if a fund is “advised by or sold through an insured depository institution.”  Title 1000, Section 3 of the Federal Deposit Insurance Act (“Act”) defines “depository institution” as “any bank,” which is defined as any “national bank” or “state bank.”  Under the Act, a “state bank” includes “any bank, banking association, trust company, savings bank, [or] industrial bank . . . .”  Pursuant to the selling arrangements that are in place for the Fund, the Fund may be sold by various financial intermediaries through the trust department of any bank or through other trust companies.  Accordingly, the Registrant has retained “Investment Risk” in the Fund’s prospectus pursuant to Item 4(b)(1)(iii) of Form N-1A.

5.
“Other Investment Companies Risk” in the Fund Summary section provides that “[t]he Fund may invest in shares of other registered investment companies, including open-end funds, closed-end funds, business development companies, exchange-traded funds and money market funds”.  Under the “Principal Investment Strategies”, it is disclosed that the Fund may invest cash balances in money market funds.  Please revise the disclosure in the Fund Summary section to conform the Fund’s principal investment strategies and principal risks regarding its investments in other investment companies.

The Registrant has revised the disclosure under “Other Invest Companies Risk” to include the applicable investment companies that the Fund may invest in as part of the Fund’s principal investment strategies.

6.
Under the section titled “Fund Performance”, please prominently state that prior performance of the Fund is based on a predecessor fund.  If applicable, please also disclose that the predecessor fund had lower expenses.

The Registrant has revised its current disclosure to prominently state that the Investor Class, A Class and Institutional Class shares have adopted the performance history and financial statements of the Investor Shares, A Shares and Institutional Shares, respectively, of the Fund’s predecessor.  The Registrant confirms that the predecessor fund did not have lower expenses, and therefore such disclosure is not applicable.

Securities and Exchange Commission
April 3, 2012

7.
Please (a) revise the order of Form N-1A, Item 9 disclosure in the prospectus so that all Form N-1A, Item 9 disclosure is located in one place and (b) please identify and distinguish between the principal investment strategies and risks and the non-principal investment strategies and risks that apply to the Fund.

(a)  The Registrant confirms that Form N-1A, Item 9 disclosure is located together in the prospectus.  The disclosure found under “Additional Information About the Management of the Fund” refers to the multi-manager strategy used by the Fund, which helps the Fund achieve its investment objective.  Notwithstanding the above, General Instruction C.3.(a) of Form N-1A requires that the disclosure satisfying Items 2 through 8 be presented in numerical order at the front of the prospectus.  Disclosure satisfying Item 9 would fall under Rule 421(a) of the Securities Act of 1933, as amended, which provides that information in a prospectus need not follow the order of the items or other requirements in the form.

(b)  Pursuant to Item 4 of Form N-1A, the Registrant has identified the principal investment strategies and risks of the Fund in the Fund Summary, under the “Principal Investment Strategies” and “Principal Risks” sections.  In this regard, the Registrant notes that the first sentence of the section titled “Additional Information About the Fund” states that the section provides a discussion of the Fund’s “principal strategies and risks.”

*           *           *           *

If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Rosemary Behan
John Okray
American Beacon Advisors, Inc.